UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NCI, Inc.

(Name of Subject Company (Issuer))

Cloud Merger Sub, Inc.

(Name of Filing Person—Offeror)

Cloud Intermediate Holdings, LLC

(Name of Filing Person—Offeror)

Cloud Investment Holdings, LLC

H.I.G. Middle Market LBO Fund II, L.P.

H.I.G. Middle Market Advisors II, LLC

H.I.G.—GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Names of Filing Persons—Other)

Class A Common Stock, $0.019 par value	Class B Common Stock, $0.019 par value
(Title of Class of Securities)	(Title of Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Jeff Kelly

600 Fifth Avenue

22nd Floor

New York, New York 10020

(212) 506-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Cloud Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding Class A and Class B common stock of NCI, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 among Parent, Merger Sub and the Company. Merger Sub and Parent are controlled by affiliates of H.I.G. Capital, LLC.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when they become available will contain important information that should be considered carefully before any decision is made with respect to the tender offer. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at H.I.G. Capital, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131, Attention: General Counsel.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 3, 2017.

2